Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
SATCON TECHNOLOGY CORPORATION

Pursuant to Section 242
of the General Corporation Law of
the State of Delaware

Satcon Technology Corporation (hereinafter called the “Corporation”), organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

1.                                      The name of the Corporation is Satcon Technology Corporation.

2.                                      Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment hereby amends and restates in its entirety Article 4 of the Certificate of Incorporation of the Corporation as follows:

“4.                                The total number of shares of stock which the Corporation shall have authority to issue is thirty eight million five hundred thousand shares (38,500,000), thirty seven million five hundred thousand (37,500,000) of which shall be Common Stock, of the par value of one cent ($0.01) per share; and one million (1,000,000) of which shall be Preferred Stock, of the par value of one cent ($0.01) per share.

Additional voting powers, designations, preferences, rights and qualifications, limitations or restrictions of the shares of stock shall be determined by the Board of Directors of the Corporation from time to time.

Upon this Certificate of Amendment becoming effective pursuant to the General Corporation Law of the State of Delaware (the “Effective Time”), every eight shares of Common Stock issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”), shall automatically be combined and reclassified, without any action on the part of the holder thereof, into one fully paid and non-assessable share of Common Stock (the “New Common Stock”).  Notwithstanding the foregoing, no fractional shares of New Common Stock shall be issued to holders of record of Old Common Stock in connection with the foregoing reclassification of Old Common Stock.  Stockholders who otherwise would be entitled to receive a fractional share of Common Stock shall be entitled to receive from the Corporation’s transfer agent, in lieu of any fractional share, the number of shares rounded up to the next whole number.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without any action on the part of the respective holders thereof, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified, subject to the elimination of any fractional share interests as described above.”

3.                                      This Certificate of Amendment shall become effective as of 12:01 a.m., Eastern Time, on the 19th day of July, 2012.

4.                                      This Certificate of Amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer this 18th day of July, 2012 and affirms the statements contained herein as true under penalty of perjury.

SATCON TECHNOLOGY CORPORATION

By:	/s/ Charles S. Rhoades
Charles S. Rhoades
President and Chief Executive Officer